THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

October 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), on or about October 15, 2018 we plan to file with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment Nos. 115 and 116 (the “Amendments”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendments will relate to the Post-Effective Amendments to the Registration Statement filed with the SEC on August 16, 2018 that were designated Post-Effective Amendment Nos. 111 and 112 (the “August 16 Filings”).  The August 16 Filings were made pursuant to Rule 485(a)(1) under the Securities Act in order to add a new class of shares, Class P-2 Shares, to each of the Alger 25 Fund and the Alger 35 Fund (the “Funds”).

The Amendments will be filed in order to (i) reflect the comments of the staff (the “Staff”) of the SEC on the August 16 Filings, as discussed below, (ii) file certain exhibits, and (iii) make certain other non-material revisions.

Comments were provided on the August 16 Filings by telephone to Rachel Winters and the undersigned by Kim Browning of the Staff on September 27, 2018.  For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the August 16 Filings.

1.                                      Staff Comment: The Staff asked that we provide the completed fee and expense tables.

Response: The completed fee and expense tables, as they will appear in the Funds’ prospectuses, are attached hereto as Exhibit A.

2.                                      Staff Comment: The Staff asked that in the future we make available to the Staff redlined copies of the prospectuses and statements of additional information marked against the currently effective EDGAR filings.

Response: We confirm that in the future we will make available to the Staff redlined copies of the prospectuses and statements of additional information marked against the currently effective EDGAR filings.

3.                                      Staff Comment: The Staff asked that we confirm whether the Funds engaged in leverage, and, if so, whether the expenses associated with leverage were included in the expense tables.

Response: We confirm that the Funds currently do not have any expenses related to leverage to disclose in the fee and expense tables.

4.                                      Staff Comment: The Staff asked that we confirm whether the Funds engaged in short sales, and, if so, whether the expenses associated with short sales were included in the expense tables.

Response: We confirm that the Funds currently do not have any expenses related to short sales to disclose in the fee and expense tables.

5.                                      Staff Comment: The Staff asked whether the Trust’s Board of Trustees considered all of the factors mentioned in footnote 12 to Investment Company Act Release No. 20915, dated February 23, 1995 (the “1995 Release”), when determining to use Class P-2 Shares as the Measuring Class for the fulcrum fee calculations.

Response: The Board considered various factors and determined that Class P-2 Shares was the appropriate share class to use as the Measuring Class for the fulcrum fee calculations principally because it is the share class with the highest expense ratio, which mathematically results in a lower management fee.

6.                                      Staff Comment: The Staff requested that we explain how our selection of Class P-2 Shares as the “Measuring Class,” as defined in the Investment Advisory Agreement, is consistent with Rule 18f-3(a)(1)(iii) under the Investment Company Act of 1940, as amended.

Response: Paragraph (a)(1)(iii) of Rule 18f-3 under the Investment Company Act of 1940, as amended, provides an exception to the general rule found in subparagraph (ii) that all classes of a fund must pay the same share of advisory and custodial fees and “other expenses related to the management of the company’s assets” by permitting funds with performance fees to allow each class to pay a different management fee based on that class’s individual performance.  Paragraph (a)(1)(iii) does not, however, mandate that different classes pay different performance fees.  The provision of the Funds’ Investment Advisory Agreement that measures performance based on the Class with the highest expense ratio — in this case, Class P-2 Shares — is consistent with the general rule found in subparagraph (ii) and also serves to benefit all Fund shareholders since a performance fee calculation that employs the highest Class expense ratio automatically results in a lower performance fee for all shareholders.

7.                                      Staff Comment: The Staff asked that we include the amendments to the Investment Advisory Agreement (the “Advisory Agreement Amendments”) as exhibits to this correspondence and explain why they were not included in the August 16 Filings.

Response: The Advisory Agreement Amendments are attached hereto as Exhibit B. The Advisory Agreement Amendments were not included in the August 16 Filings because they had not yet been approved by the Board. At a meeting of the Board on September 17, 2018, the Trustees of the Trust, on behalf of the Funds, ratified the August 16 Filings and approved the Advisory Agreement Amendments. We confirm that the Advisory Agreement Amendments will be included as exhibits to the Amendments.

8.                                      Staff Comment: The Staff asked that we confirm the Manager does not have recoupment rights with regards to the fee waivers.

Response: We confirm the Manager does not have recoupment rights with regards to the fee waivers.

9.                                      Staff Comment: The Staff asked that, in the Portfolio Turnover section of the prospectuses, we include the Funds’ portfolio turnover as of a recently practicable date.

Response: The Portfolio Turnover section of each Fund’s prospectus has been updated to include the following disclosure: “During the period since the Fund’s inception through September 30, 2018, the Fund’s portfolio turnover rate was [  ]% of the average value of its portfolio.”

10.                               Staff Comment:  The Staff noted that the prospectuses state that the Funds can invest in foreign securities. The Staff requested that if this includes investments in emerging markets securities, the prospectuses say so, and include the risks of investing in emerging markets securities, or, alternatively, that we confirm supplementally that investing in emerging markets securities is not a principal investment strategy of the Funds.

Response: We confirm that the Funds do not consider investment in emerging markets securities to be a principal investment strategy, and have reflected this in the disclosures.

11.                               Staff Comment: The Staff noted the sectors discussed in Item 9 of the Alger 25 Fund prospectus do not correlate with the sectors discussed in Item 4.

Response: In response to the Staff’s comment, we have included the following Health Care Companies Risk in Item 4 of the Alger 25 Fund’s prospectus:

“Healthcare Companies Risk — The Fund may have a significant portion of its assets invested in securities of healthcare companies. At times, the performance of healthcare companies will lag the performance of other industries or the broader market as a whole, and the performance of such companies may be more volatile. Healthcare companies may also be significantly affected by intense competition, aggressive pricing, government regulation, technological innovations, product obsolescence, patent considerations, product compatibility and consumer preferences.”

12.                               Staff Comment: The Staff noted that, in the Principal Investment Strategy section of the prospectuses, the definition of technology companies is too broad. The Staff asked that we explain in more detail how we determine what constitutes a technology company, including the use of any third party inputs, if applicable.

Response: We have revised the definition of technology companies in the Principal Investment Strategy section of the prospectuses to read as follows: “The fund focuses its investments in companies fostering and benefiting from technological improvements, advancements or developments. In the opinion of Fred Alger Management, Inc., these companies use technology extensively to improve their business processes, applications and opportunities or seek to grow through technological developments and innovations.”

13.                               Staff Comment: The Staff asked that the following disclosure in the Principal Investment Strategy section of the prospectuses be moved to the risk section: “However, leverage also has the potential to magnify any decrease in the value of the purchased securities.”

Response: We confirm that this language has been moved to the risk section. The leverage disclosure in the Principal Investment Strategy section of each Fund’s prospectus will now read as follows: “The Fund can leverage, that is, borrow money to buy additional securities.

14.                               Staff Comment: The Staff asked that in the Payments to Broker-Dealers and Other Financial Intermediaries section of the prospectuses we clarify what entities may pay intermediaries for the sale of Fund shares and related services.

Response: The Payments to Broker-Dealers and Other Financial Intermediaries section of each Fund’s prospectus has been revised to read as follows: “If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and/or the Manager or Distributor may pay the intermediary for the sale of Fund shares and related services.”

15.                               Staff Comment: The Staff asked that because the Funds do not have a concentration policy, the Non-Diversification Risk be revised.

Response: The reference to concentration has been removed from the Non-Diversification Risk, and same has been revised to read as follows:

“The Fund is a non-diversified investment company. As such, the Fund can invest in fewer individual companies than a diversified company. As a result, the Fund’s performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political, or regulatory occurrence than a fund that has a diversified portfolio. This risk is magnified compared to a fund that invests more broadly.”

16.                               Staff Comment: The Staff noted that each Fund’s ability to deviate from its investment objective when taking a temporary defensive position is not disclosed in the Investment Objectives, Principal Investment Strategies and Related Risks section of each Fund’s prospectus.

Response: The following disclosure has been added to the Investment Objectives, Principal Investment Strategies and Related Risks section of each Fund’s prospectus: “The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. The Fund may not achieve its investment objective while in a temporary defensive position.”

17.                               Staff Comment: The Staff requested that we explain how the fulcrum fee for each Fund complies with the language from Investment Company Act Release No. 7113, dated April 6, 1972 (the “Release”). Specifically the Staff referred to footnote 16, which states, in part, that “For investment companies which are small or are not well-diversified a significantly higher performance difference than +/- 10 percentage points would be required.  This ‘rule of thumb’ is based upon a measuring period of one year and the ‘investment record’ of the S&P 500 Stock Composite Index.”

Response: The Release indicates that a fulcrum fee is permissible under Section 205 of the Investment Advisers Act provided the fee is fair to the fund.  The Release lists certain factors that a fund’s board should consider when determining the fairness of a fulcrum fee, including the following:

(1) The fairness of the fulcrum fee—Selection of the “midpoint” from which all performance increments are measured should involve consideration of the same factors as would apply in establishing a proper non-performance fee.

(2) Selection of an appropriate index—Selection should involve factors such as volatility, diversification of holdings, types of securities owned, and investment objectives of the fund. The character of the index should seek to match, as far as possible, the character of the fund’s assets.

(3) Variations in time intervals over which average asset value and investment performance are computed—The time periods over which assets are averaged and performance computed must be the same.

(4) Length of period over which performance is computed—An adviser has a fiduciary obligation to use a reasonable period of time for measuring performance, and one year generally seems to be the minimum.

(5) Computation of performance over a specified period—A fee can be based on either a flat period or a rolling period of time.

(6) Avoid basing significant fee adjustments upon random or insignificant differences.

We believe that each Fund’s fulcrum fee structure is consistent with the Release, and when the existence of the Index Hurdle is considered, exceeds the Release’s requirements in terms of fairness to each Fund.  Each of factors 1 through 5 above is straightforward in its application and the Staff has not raised any issues with respect to any of such factors.  The Staff’s sole concern relates to factor 6 above, and the guidance found in footnote 16 of the Release and the related text in the body of the Release.

Under the caption “Avoid Basing Significant Fee Adjustments upon Random or Insignificant Differences,” the Release states that “[i]n structuring incentive fee arrangements it is important to build in a degree of confidence that any significant incentive payments (or penalties) are attributable to the adviser’s skill, or lack of skill, rather than to random fluctuations.  Most investment company incentive fee contracts have ‘step rates’”. . . . Other performance fee contracts decrease the significance of the payments made for slight performance differences through the use of continuous fees [payments increase or decrease with slight performance differences].”

Each Fund’s Performance Adjustment is such a “continuous” fee, which will increase/decrease by 0.1 of a basis point for each 1 basis point of outperformance/underperformance of the Index Hurdle.  Such a basis of fee movement is clearly not significant and could not result in a maximum fee adjustment (referred to in the Release as the amount added to the fulcrum fee which yields the largest total fee payable under the contract) in the absence of unusual investment results.

Moreover, when the added hurdle of benchmark plus 250 basis points (the “2.50% Index Hurdle”) is factored in, the potential for a significant upward fee adjustment occurring because of a random or insignificant performance difference is substantially mitigated.  Significantly, in the Release, the SEC stated that it was not recommending “that any particular performance difference exist before the maximum fee adjustment may be made.”  Accordingly, we believe that +/- 2.50%, with a fulcrum point set at 2.50% above the benchmark, is reasonable to prevent maximum positive performance adjustments resulting from random fluctuations or insignificant differences.  The success of each Fund’s focused investment strategy largely depends on the Manager’s skill in selecting stocks to execute the Fund’s strategy rather than random variations or fluctuations.

We also believe that the focused investment portfolio of the Fund will not have a significant impact on the volatility of its performance relative to the benchmark. The performance analysis provided to the Staff by e-mail at the time of the Alger 25 Fund’s launch, which compares the past ten calendar years of performance of funds classified by Morningstar as large cap growth to the S&P 500 Index, demonstrates that the relative returns of a less diversified portfolio (50 stocks or less) are not materially different from the relative returns of a more diversified portfolio (greater than 50 stocks).  The standard deviation between the returns is similar year over year, supporting the conclusion that the volatility of a more focused portfolio in this category is not materially greater than the volatility of a more diversified portfolio.  Therefore, especially given the 2.50% Index Hurdle, the potential for a random fluctuation in Fund performance to lead to a maximum performance adjustment will be no greater in each Fund than in a fund that is more diversified.

Supplementing the foregoing, we wish to note that several funds with somewhat similar fulcrum fee structures have come to market in the past 1-2 years.  In one such case, for example, the Staff found that a 140 basis point fluctuation being required to reach the maximum or minimum performance adjustment was permissible within the framework of the Release.  See, e.g., AB FlexFee Large Cap Growth Portfolio (File Nos. 002-29901; 811-01716).  We also wish to highlight the fact that the range of each Fund’s management fee is modest, with each Fund’s maximum management fee, 0.80%, being well within the range of the advisory fees of other actively managed equity funds which do not have fulcrum fees.

18.                               Staff Comment: The Staff asked that we explain why we use the base fee in the fee and expense tables, as well as the use of the Initial Performance Adjustment.

Response: We feel it is appropriate to disclose the base fee in the expense tables because this is the point at which the management fees increase or decrease depending on the Funds’ performance. The performance adjustment is disclosed in a footnote to the expense tables.

The Initial Performance Adjustment applied only for the period prior to the start of the Funds’ first full fiscal year. The effect of the Initial Performance Adjustment was to ensure that investors were not charged for a full year’s performance when the Funds were not in operation for a full year.

19.                               Staff Comment: The Staff asked that in the Additional Information Section of the prospectuses we explain, with regards to the processing of redemption requests, what is meant by “necessary information.”

Response: The disclosure has been updated to read as follows: “Such necessary information includes the number of shares or dollar amount to be redeemed, the account number and tax identification number, and the signatures of each registered owner.”

20.                               Staff Comment: The Staff asked that we conform the in-kind redemption disclosure in the Additional Information section of the prospectuses to the requirements of Rule 22e-2 of the Investment Company Act of 1940.

Response: In accordance with Rule 22e-2, we have added the following disclosure to our in kind redemption language: “The method of valuing securities for purposes of making in-kind redemptions will be the same as the method the Fund generally uses to value its portfolio securities and such valuation will be made as of the time the redemption price is determined.”

21.                               Staff Comment: The Staff asked that, per Item 11(e)(4)(ii) of Form N-1A, we include in the Limitation on Excessive Trading section of the prospectuses disclosure as to whether or not the Funds accommodate frequent purchases and redemptions.

Response: As requested, the first sentence of the second paragraph in the Limitation on Excessive Trading section of each Fund’s prospectus has been updated to read as follows: “The Board of Trustees has adopted policies and procedures to discourage frequent and/or short-term trading of Fund Shares and will generally not accommodate such practices.”

22.                               Staff Comment: The Staff asked us to explain the legal authority permitting the Funds to involuntarily redeem shareholders engaged in excessive trading in Fund shares.

Response: We believe there is legal authority permitting us to involuntarily redeem shareholders engaged in excessive trading in Fund shares. First,  Item 11(e)(4)(iii)(F) of Form N-1A requires disclosure regarding any “right of the Fund to reject, limit, delay, or impose other conditions on exchanges or purchases or to close or otherwise limit accounts based on a history of frequent purchases and redemptions of Fund shares, including the circumstances under which such right will be exercised.” (emphasis added) Further, Investment Company Act Release No. 26782, in footnote 9, mentions “identifying market timers and restricting their trading or barring them from the fund,” as a potential remedy for dealing with shareholders engaged in excessive trading of Fund shares. Each of these authorities contemplates the involuntary removal of a shareholder engaged in excessive trading of Fund shares, implying that the SEC would permit the practice.

23.                               Staff Comment: The Staff asked that, in accordance with Item 16(f)(1)(v) and (f)(2), respectively, we disclose the individuals authorized to disclose Fund portfolio holdings, as well as any ongoing arrangements to disclose Fund portfolio holdings.

Response: We confirm that the individuals authorized to disclose Fund portfolio holdings and any ongoing arrangements to disclose Fund portfolio holdings are disclosed in the Disclosure of Portfolio Holdings section of the Funds’ statements of additional information.

24.                               Staff Comment: The Staff expressed concerns that the language regarding the disclosure of certain statistical information to shareholders who request such information by contacting the Funds via telephone, as disclosed in the Disclosure of Portfolio Holdings section of the prospectuses, may constitute selective disclosure of material information.

Response: We have revised the disclosure to read as follows:

“In addition to material the Fund routinely provides to shareholders, the Manager may make additional statistical information available regarding the Alger Family of Funds. Such information may include, but not be limited to, relative weightings and characteristics of a Fund portfolios versus an index (such as P/E (or price to book) ratio, EPS forecasts, alpha, beta, capture ratio, standard deviation, Sharpe ratio, information ratio,  and market cap analysis), security specific impact on overall portfolio performance, return on equity statistics, geographic analysis, number of holdings, month-end top ten contributors to and detractors from performance, portfolio turnover, and other similar information. Shareholders should visit www.alger.com or may also contact the Funds at (800) 992-3863 to obtain such information.”

25.                               Staff Comment: The Staff asked that we conform the disclosure regarding in-kind redemptions in the Other Information section of the prospectuses with the Redemptions in Kind section of the statements of additional information.

Response: As requested, the following disclosure has been added to the Other Information section of each prospectus referring to in-kind redemptions: “The Trust has elected to be governed by Rule 18f-1 under the Act, pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder.”

26.                               Staff Comment: The Staff asked us to explain the legal authority permitting each Fund to reject or cancel at any time all or any part of any purchase or exchange, as described in the Other Information — Redemptions by the Fund section of the prospectus.

Response: In order to address the Staff’s comments, we have revised the disclosure to read as follows:

“The Fund and its agents reserve the right at any time to reject or cancel all or any part of any purchase or exchange order and to redeem all Fund shares if it suspects the shareholder is engaged in, or has engaged in, abusive trading practices and/or violations of applicable securities laws. When an exchange request in respect of Fund shares is rejected, such shares may be redeemed from the Fund on request of the shareholder. In addition, the Fund reserves the right to modify any terms or conditions of purchase of shares of any Fund or suspend, change or withdraw all or any part of the offering made by this prospectus. If the Fund rejects your purchase or exchange order, you may not be able to execute that transaction, and the Fund and its agents will not be responsible for any losses you may suffer as a result.”

27.                               Staff Comment: The Staff asked that we confirm each Fund is in compliance with its fundamental investment policy, as disclosed in its statement of additional information, not to invest more than 25% of its total assets in the securities of issuers in any single industry.

Response: We confirm that each Fund is in compliance with this fundamental investment policy.

Very truly yours,

/s/ Tina Payne
Tina Payne

cc:                                Gary Granik, Esq.

Hal Liebes, Esq.

Chris Ullman, Esq.

Exhibit A-1

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Alger 25 Fund
Class P-2	ATFFX
Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees*	0.55	%*
Other Expenses**
Shareholder Service Fees	0.08%
Miscellaneous Other Expenses	0.72%
Total Other Expenses	0.80%
Total Annual Fund Operating Expenses	1.35%
Fee Waiver and/or Expense Reimbursement***	0.54	%***
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.81%

* The management fee paid to Fred Alger Management, Inc. (the “Manager”) consists of a base fee at an annual rate of 0.55% of the Fund’s average daily net assets and a positive or negative performance adjustment of up to an annual rate of 0.25% based upon the Fund’s Class P-2 Shares performance relative to the S&P 500 Index, resulting in a minimum total fee of 0.30% and a maximum total fee of 0.80%.

** Other expenses are based on estimated net assets of $20,000,000.

*** The Manager has contractually agreed to limit the Other Expenses of the Fund so that such expenses, excluding sub-TA and shareholder servicing fees, never exceed 0.10% of average daily net assets. This commitment is currently expected to remain in place for the life of the Fund, can only be amended or terminated by agreement of the Fund’s Board of Trustees and the Manager, and will terminate automatically in the event of termination of the Investment Advisory Agreement between the Fund and the Manager. This expense reimbursement arrangement does not include dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

Exhibit A-2

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Alger 35 Fund
Class P-2	ATVVX
Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees*	0.55	%*
Other Expenses**
Shareholder Service Fees	0.08%
Miscellaneous Other Expenses	0.72%
Total Other Expenses	0.80%
Total Annual Fund Operating Expenses	1.35%
Fee Waiver and/or Expense Reimbursement***	0.54	%***
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.81%

* The management fee paid to Fred Alger Management, Inc. (the “Manager”) consists of a base fee at an annual rate of 0.55% of the Fund’s average daily net assets and a positive or negative performance adjustment of up to an annual rate of 0.25% based upon the Fund’s Class P-2 Shares performance relative to the S&P 500 Index, resulting in a minimum total fee of 0.30% and a maximum total fee of 0.80%.

** Other expenses are based on estimated net assets of $20,000,000.

*** The Manager has contractually agreed to limit the Other Expenses of the Fund so that such expenses, excluding sub-TA and shareholder servicing fees, never exceed 0.10% of average daily net assets. This commitment is currently expected to remain in place for the life of the Fund, can only be amended or terminated by agreement of the Fund’s Board of Trustees and the Manager, and will terminate automatically in the event of termination of the Investment Advisory Agreement between the Fund and the Manager. This expense reimbursement arrangement does not include dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

Exhibit B-1

AMENDMENT TO SCHEDULE II OF THE

INVESTMENT ADVISORY AGREEMENT

WHEREAS, Fred Alger Management (“Alger Management”), pursuant to the Investment Advisory Agreement dated February 14, 2007 (the “Agreement”), is the investment manager to The Alger Funds (the “Fund”); and

WHEREAS, The Board of Trustees of The Fund authorized the creation of Class P-2 shares of the Alger 25 Fund, a series of the Fund, at a duly convened meeting on September 17, 2018; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the Parties hereby amend the Agreement as follows:

1.              Schedule II of the Agreement is hereby deleted in its entirety and replaced with Schedule II as attached.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the      day of                , 2018.

The Alger Funds	Fred Alger Management, Inc.

By its authorized officer,	By its authorized officer,

By:	By:

Title:	Title:

Date:	Date:

Schedule II

General. In consideration of the services described in the agreement, we will pay you, in the case of each Performance Fee Fund, a fee (“Management Fee”) that will be composed of a Base Fee (defined below) and a Performance Adjustment (defined below) to the Base Fee calculated for each Performance Period (as defined below) based upon the investment performance of the Class of such Performance Fee Fund with the highest expense ratio for such performance period (“Measuring Class”) in relation to the investment record of a securities index (Index) over the same performance period.

Base Fee. The base fee is calculated and accrued daily, at a specified annualized percentage rate of the Performance Fee Fund’s average daily net assets (“Base Fee”) as set forth below.

Performance Fee Fund	Base Fee
Alger 25 Fund	0.55%

Performance Adjustment. FAM’s compensation is increased or decreased from the Base Fee by a performance adjustment (“Performance Adjustment”) that depends on whether, and to what extent, the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle (as set forth below) over the Performance Period.

Performance Fee Fund	Index Hurdle
Alger 25 Fund	S&P 500 Index plus 2.50% (250 basis points)

Alger 25 Fund

The Performance Adjustment is calculated and accrued daily, according to a schedule that adds or subtracts 0.001% (0.1 basis points) of the Performance Fee Fund’s average daily net assets for each 0.01% (1 basis point) of absolute performance by which the performance of the Measuring Class exceeds or lags the performance of the Index Hurdle for the period from the beginning of the Performance Period through the prior business day.  The maximum Performance Adjustment (positive or negative) will not exceed an annualized rate of +/- 0.25% (25 basis points) of the Performance Fee Fund’s average daily net assets, which would occur when the performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle by 2.50% percentage points (250 basis points) for the Performance Period.

All Performance Fee Funds

For purposes of calculating the Performance Adjustment, the investment performance of the Measuring Class will be the sum of:

1.              the change in the Class’ net asset value (“NAV”) per share during the Performance Period; plus

2.              the value of the Class’ cash distributions per share accumulated to the end of the Performance Period; plus

3.              the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period, expressed as a percentage of the Class’ NAV per share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in shares of the Class at the NAV per share in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

The investment record of the Index will be the sum of:

1.              the change in the level of the Index during the Performance Period; plus

2.              the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period, expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities which comprise the Index shall be treated as reinvested in the Index at least as frequently as the end of each calendar quarter following the payment of the dividend.

Notwithstanding any other provision in this Schedule II, any calculations of the investment performance of the Measuring Class and the investment performance of the Performance Fee Fund’s Index will be made in accordance with the Investment Advisers Act of 1940, as amended, and any applicable rules thereunder.

Performance Period. The period over which performance is measured (“Performance Period”) is a 12-month period beginning on the first business day in the month of November through October 31 of the next year.

Initial Performance Period. The Performance Period generally consists of a 12-month period, although the Performance Adjustment will be 10/12 (the “Initial Performance Adjustment”) during the period from the first day of the first full month after the start of the Fund’s operations until October 31, 2018 (the “Initial Performance Period”). During the Initial Performance Period, the Fund’s Base Fee plus Initial Performance Adjustment will apply. As a result of this arrangement, the Fund’s effective fee with respect to the Initial Performance Period may be lower or higher than the Base Fee, depending on whether the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle over the Initial Performance Period.

Payment of Fees. With respect to each Performance Fee Fund, the Fund will pay FAM, on a monthly basis, the minimum fee rate of 0.30% on an annualized basis (Base Fee minus the maximum Performance Adjustment) applied to the average daily net assets of the Performance Fee Fund for the month.  At the end of the Performance Period, the Fund will pay FAM the total Management Fee for the Performance Period, less the amount of any minimum fees paid during the Performance Period.

Measuring Class. The Measuring Class of shares of the Performance Fee Fund for any Performance Period will be the class with the highest expense ratio for such Performance Period.  If the Fund’s Board of Directors determines that a different class of shares of the Performance Fee Fund is the most appropriate for use in calculating the Performance Adjustment, the Board may change the class of shares used as the Measuring Class without shareholder approval, unless shareholder approval of such change is otherwise required by applicable law. If a different class of shares (the “Replacement Measuring Class”) is substituted in calculating the Performance Adjustment, the use of the Replacement Measuring Class of shares for purposes of calculating the Performance Adjustment may apply to the entire Performance Period so long as the Replacement Measuring Class was outstanding at the beginning of such period. If the Replacement Measuring Class of shares was not outstanding for all of the Performance Period, the Replacement Measuring Class may only be used in calculating that portion of the Performance Adjustment attributable to the period during which the Replacement Measuring Class was outstanding, and any previous portion of the Performance Period will be calculated using the Measuring Class.

Exhibit B-2

AMENDMENT TO SCHEDULE III OF THE

INVESTMENT ADVISORY AGREEMENT

WHEREAS, Fred Alger Management (“Alger Management”), pursuant to the Investment Advisory Agreement dated February 14, 2007 (the “Agreement”), is the investment manager to The Alger Funds (the “Fund”); and

WHEREAS, The Board of Trustees of The Fund authorized the creation of Class P-2 shares of the Alger 35 Fund, a series of the Fund, at a duly convened meeting on September 17, 2018; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the Parties hereby amend the Agreement as follows:

2.              Schedule III of the Agreement is hereby deleted in its entirety and replaced with Schedule III as attached.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the      day of                , 2018.

The Alger Funds	Fred Alger Management, Inc.

By its authorized officer,	By its authorized officer,

By:	By:

Title:	Title:

Date:	Date:

Schedule III

General. In consideration of the services described in the agreement, we will pay you, in the case of each Performance Fee Fund, a fee (“Management Fee”) that will be composed of a Base Fee (defined below) and a Performance Adjustment (defined below) to the Base Fee calculated for each Performance Period (as defined below) based upon the investment performance of the Class of such Performance Fee Fund with the highest expense ratio for such performance period (“Measuring Class”) in relation to the investment record of a securities index (Index) over the same performance period.

Base Fee. The base fee is calculated and accrued daily, at a specified annualized percentage rate of the Performance Fee Fund’s average daily net assets (“Base Fee”) as set forth below.

Performance Fee Fund	Base Fee
Alger 35 Fund	0.55%

Performance Adjustment. FAM’s compensation is increased or decreased from the Base Fee by a performance adjustment (“Performance Adjustment”) that depends on whether, and to what extent, the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle (as set forth below) over the Performance Period.

Performance Fee Fund	Index Hurdle
Alger 35 Fund	S&P 500 Index plus 2.50% (250 basis points)

Alger 35 Fund

The Performance Adjustment is calculated and accrued daily, according to a schedule that adds or subtracts 0.001% (0.1 basis points) of the Performance Fee Fund’s average daily net assets for each 0.01% (1 basis point) of absolute performance by which the performance of the Measuring Class exceeds or lags the performance of the Index Hurdle for the period from the beginning of the Performance Period through the prior business day.  The maximum Performance Adjustment (positive or negative) will not exceed an annualized rate of +/- 0.25% (25 basis points) of the Performance Fee Fund’s average daily net assets, which would occur when the performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle by 2.50% percentage points (250 basis points) for the Performance Period.

All Performance Fee Funds

For purposes of calculating the Performance Adjustment, the investment performance of the Measuring Class will be the sum of:

4.              the change in the Class’ net asset value (“NAV”) per share during the Performance Period; plus

5.              the value of the Class’ cash distributions per share accumulated to the end of the Performance Period; plus

6.              the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period, expressed as a percentage of the Class’ NAV per share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in shares of the Class at the NAV per share in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

The investment record of the Index will be the sum of:

3.              the change in the level of the Index during the Performance Period; plus

4.              the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period, expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities which comprise the Index shall be treated as reinvested in the Index at least as frequently as the end of each calendar quarter following the payment of the dividend.

Notwithstanding any other provision in this Schedule II, any calculations of the investment performance of the Measuring Class and the investment performance of the Performance Fee Fund’s Index will be made in accordance with the Investment Advisers Act of 1940, as amended, and any applicable rules thereunder.

Performance Period. The period over which performance is measured (“Performance Period”) is a 12-month period beginning on the first business day in the month of November through October 31 of the next year.

Initial Performance Period. The Performance Period generally consists of a 12-month period, although the Performance Adjustment will be 7/12 (the “Initial Performance Adjustment”) during the period from the first day of the first full month after the start of the Fund’s operations until October 31, 2018 (the “Initial Performance Period”). During the Initial Performance Period, the Fund’s Base Fee plus Initial Performance Adjustment will apply. As a result of this arrangement, the Fund’s effective fee with respect to the Initial Performance Period may be lower or higher than the Base Fee, depending on whether the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle over the Initial Performance Period.

Payment of Fees. With respect to each Performance Fee Fund, the Fund will pay FAM, on a monthly basis, the minimum fee rate of 0.30% on an annualized basis (Base Fee minus the maximum Performance Adjustment) applied to the average daily net assets of the Performance Fee Fund for the month.  At the end of the Performance Period, the Fund will pay FAM the total Management Fee for the Performance Period, less the amount of any minimum fees paid during the Performance Period.

Measuring Class. The Measuring Class of shares of the Performance Fee Fund for any Performance Period will be the class with the highest expense ratio for such Performance Period.  If the Fund’s Board of Directors determines that a different class of shares of the Performance Fee Fund is the most appropriate for use in calculating the Performance Adjustment, the Board may change the class of shares used as the Measuring Class without shareholder approval, unless shareholder approval of such change is otherwise required by applicable law. If a different class of shares (the “Replacement Measuring Class”) is substituted in calculating the Performance Adjustment, the use of the Replacement Measuring Class of shares for purposes of calculating the Performance Adjustment may apply to the entire Performance Period so long as the Replacement Measuring Class was outstanding at the beginning of such period. If the Replacement Measuring Class of shares was not outstanding for all of the Performance Period, the Replacement Measuring Class may only be used in calculating that portion of the Performance Adjustment attributable to the period during which the Replacement Measuring Class was outstanding, and any previous portion of the Performance Period will be calculated using the Measuring Class.